Exhibit I-11

This exchange offer or business combination is made for the securities of a foreign company. The offer is subject to disclosure requirements of a foreign country that are different from those of the United States. Financial statements included in the document, if any, have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the federal securities laws, since the issuer is located in a foreign country, and some or all of its officers and directors may be residents of a foreign country. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court's judgment.

You should be aware that the issuer may purchase securities otherwise than under the exchange offer, such as in open market or privately negotiated purchases.

This document is an English translation of a Japanese original. In case of any discrepancy between the English and Japanese documents, the latter shall prevail.

March 31, 2009

Dear Shareholders with Class B Preferred Stock

Takao Yagihashi, President Towa Real Estate Development Co., Ltd. 3-13, Yaesu 2-chome, Chuo-ku, Tokyo

Notice of Resolution at the General Meeting of the Shareholders with Class Shares for the Shareholders with Class B Preferred Stock

We hereby inform you of the resolution approved by the general meeting of the shareholders with class shares (“shurui kabunushi soukai”) for the shareholders with Class B preferred stock of Towa Real Estate Development Co., Ltd. (the “Company”), which was held on Friday, March 27, 2009, as follows:

[General meeting of the shareholders with class shares for the shareholders with Class B preferred stock]
Resolution:
Proposal:               Approval of the Share Exchange Agreement between Mitsubishi Estate Co., Ltd., and the Company
The proposal was approved and adopted in its original form.
Accordingly, the share exchange agreement between Mitsubishi Estate Co., Ltd., and the Company was approved.

Meanwhile, the share exchange agreement between Mitsubishi Estate Co., Ltd., and the Company was also approved and adopted in its original form by the general meeting of the shareholders with class shares for the shareholders with Class A preferred stock, which was held on the same day, as well as by the extraordinary general meeting of shareholders and the general meeting of the shareholders with class shares for the shareholders with common stock, both of which were held on Monday, March 30, 2009.

In addition, the Company has received approval in writing as set forth in Articles 325 and 319 of the Corporation Law from each and every shareholder with class shares of the Class C, Class D and Class E preferred stock, with regard to the share exchange agreement between Mitsubishi Estate Co., Ltd., and the Company.